# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Foxx Development Holdings Inc., CIK 0002013807
CUSIP: 351665104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 13284 POND SPRINGS RD, STE 405, AUSTIN, Texas (TX), 78729
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902664-25-000843
Filed by CIK 0000919185

## Reporting persons
- Highbridge Capital Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 190,227; shared voting power 0; sole dispositive power 190,227; shared dispositive power 0; aggregate amount beneficially owned 190,227 (2.7% of the class)
  Comment: The 190,227 shares of Common Stock (as defined in Item 2(a)) reported herein are issuable upon exercise of warrants.

## Item 1. Issuer
Name of issuer: Foxx Development Holdings Inc.
Address of issuer's principal executive offices: 13575 Barranca Parkway C106, Irvine, CA, 92618

## Item 2. Person Filing
Name of person filing:
This statement is filed by Highbridge Capital Management, LLC ("Highbridge" or the "Reporting Person"), a Delaware limited liability company and the investment adviser to certain funds and accounts (the "Highbridge Funds"), with respect to the shares of common stock, par value $0.0001 per share ("Common Stock"), of Foxx Development Holdings Inc., a Delaware corporation (the "Issuer"), issuable upon exercise of warrants directly held by the Highbridge Funds.

The filing of this statement should not be construed as an admission that any of the foregoing persons or the Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the business office of the Reporting Person is 390 Madison Avenue, 28th Floor, New York, NY 10017.
Citizenship: Highbridge is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for the Reporting Person and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 6,962,811 shares of Common Stock outstanding as of November 28, 2025, as reported in the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 29, 2025, and assumes the exercise of the warrants held by the Highbridge Funds.
Percent of class: 2.7%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for the Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for the Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). The Highbridge Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Highbridge Capital Management, LLC: /s/ Kirk Rule, Kirk Rule, Executive Director (02/17/2026)